# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mingteng International Corporation Inc., CIK 0001948099
CUSIP: G6S85D109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Lvhua Village, Luoshe Town, Huishan District, Wuxi, China (F4), 214189
Date of event which requires filing of this statement: 04/18/2024
Filed by CIK 0002057188
Persons authorized to receive notices and communications: Yingkai Xu;, Lvhua Village, Luoshe Town, Huishan District, Wuxi Jiangsu Province, China (F4), 214189, 86 0510-83318500

## Reporting persons
- Yingkai Xu (CIK 0002057188): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,100,000; sole dispositive power 0; shared dispositive power 4,100,000; aggregate amount beneficially owned 4,100,000 (59.94% of the class)
  Comment: * This is a sum of (i) 2,091,000 ordinary shares, par value $0.00001 per share ("Ordinary Shares") of Mingteng International Corporation Inc. (the "Issuer"), held by YK Xu Holding Limited, a British Virgin Island Company owned by Michell Xu Limited; and (ii) 2,091,0000 Ordinary Shares, held by DJZ HOLDING LIMITED British Virgin Island Company owned by Jocelyn Ding Limited. Mr. Yingkai Xu (the "Reporting Person"), the Chief Executive Officer, Chairman of the Board and Director of the Issuer, is the sole shareholder and director of Michell Xu Limited, and Ms. Jingzhu Ding, the Reporting Person's spouse, is the sole shareholder and director of Jocelyn Ding Limited. The Reporting Person and Ms. Ding may each be deemed to have shared voting and dispositive power over all of the 4,100,000 Ordinary Shares.
  
  ** The calculation is based on 6,839,600 Ordinary Shares issued and outstanding as of the date thereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Mingteng International Corporation Inc.
Address of issuer's principal executive offices: Lvhua Village, Luoshe Town, Huishan District, Wuxi, China (F4), 214189

## Item 2. Identity and Background
Name of person filing: Yingkai Xu
Residence or business address: Lvhua Village, Luoshe Town, Huishan District, Wuxi Jiangsu Province, China, 214189
Present principal occupation or employment: The Reporting Person is the CEO, Chairman of the Board, and Director of the Issuer. The address of the Issuer is Lvhua Village, Luoshe Town, Huishan District, Wuxi, Jiangsu province, China, 214189
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is pre-IPO shareholder of the Issuer. The Reporting Person acquired and continues to hold the securities with the intent to exercise control over the Issuer.

Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4. However, as the Chief Executive Officer, Chairman of the Board, and a significant shareholder, the Reporting Person intends to actively participate in the Issuer's management, strategic direction, and corporate governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on the disclosure in Item 3 of this statement and the foregoing, the aggregate number and percentage of Ordinary Shares of the Issuer owned by the Reporting Person is 4,100,000, constituting 59.94% of Ordinary Shares issued and outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power

Yingkai Xu 0 4,100,000 * 0 4,100,000 *

* This is a sum of (i) 2,091,000 ordinary shares, par value $0.00001 per share ("Ordinary Shares") of Mingteng International Corporation Inc. (the "Issuer"), held by YK Xu Holding Limited, a British Virgin Island Company owned by Michell Xu Limited; and (ii) 2,091,0000 Ordinary Shares, held by DJZ HOLDING LIMITED British Virgin Island Company owned by Jocelyn Ding Limited. The Reporting Person, the Chief Executive Officer, Chairman of the Board and Director of the Issuer, is the sole shareholder and director of Michell Xu Limited, and Ms. Jingzhu Ding, the Reporting Person's spouse, is the sole shareholder and director of Jocelyn Ding Limited. The Reporting Person and Ms. Ding may each be deemed to have shared voting and dispositive power over all of the 4,100,000 Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person and his spouse Ms. Jingzhu Ding may be deemed to be acting as a "group" under Section 13(d)(3) as they share voting and dispositive power over the 4,100,000 Ordinary Shares of the Issuer. However, there is no formal agreement governing their voting or investment decisions.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this Item 7.

## Signatures
- Yingkai Xu: /s/ Yingkai Xu, Yingkai Xu / CEO of Mingteng International Corporation Inc. (02/20/2025)